enerPLUS

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

May 15, 2013

Enerplus to Present at the UBS Global Oil & Gas Conference – Austin

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Eric G. Le Dain, Senior Vice-President, Strategic Planning, Reserves & Marketing will provide an update on Enerplus' activities via a presentation at the UBS Global Oil & Gas Conference in Austin, TX on Thursday, May 23, 2013 at 10:35 AM CT (9:35 AM MT). Investors are invited to listen to a live webcast of the presentation at:

http://cc.talkpoint.com/ubsx001/052013a_ep/?entity=24_BOWQXO0

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event. A copy of the presentation will be made available prior to the event on our website at www.enerplus.com.

Enerplus is a North American energy producer with a portfolio of high-quality, low-decline oil and gas assets, complemented by growth assets in resource plays with superior economics. We are focused on creating value for our investors through the successful development of our properties. Through our activities, we strive to provide investors with a competitive return comprised of both income and organic growth.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation